UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 30, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)

ACQUISITION OF SECURITIES BY VAN ECK ASSOCIATES CORPORATION

Westonaria, 29 September 2014: Sibanye Gold Limited (JSE: SGL &
NYSE: SBGL) wishes to advise shareholders that in accordance with section 122(3)(b) of the Companies Act, No. 71 of 2008 and
section 3.83(b) of the JSE Limited Listings Requirements,
shareholders are hereby advised that Sibanye Gold has received formal notification that Van Eck Associates Corporation have, in aggregate, acquired an interest in the ordinary shares of the
Company, such that the total interest in the ordinary shares of the Company held by Van Eck Associates Corporation now amounts to
5.03% of the total issued ordinary shares of the Company.

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 30, 2014
By:             /s/ Charl Keyter
Name:        Charl Keyter
Title:          Chief Financial Officer